SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2002 and December 31, 2001 and
for the year ended December 31, 2002

Commission file number 1-1373

A.   Full title of the plan and the address of the plan if
different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

B.   Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY
1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

EXHIBITS TO ANNUAL REPORT ON FORM 11-K/A

The exhibits listed below are filed or furnished as part of this amended Annual Report on Form 11-K/A. This exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.
Exhibit
Number	Description

23	Consent of Independent Accountants, filed herewith.
99	906 Certification (furnished with 11-K for year ended 12/31/02).

Explanatory Note

Modine Manufacturing Company hereby amends its Form 11-K for the year ended December 31, 2002, filed on June 26, 2003, by amending Exhibit 23. The purpose of this amendment is to file a corrected Independent Accountants' Consent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this amendment to the annual report to be signed by the undersigned hereunto duly authorized.
MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

July 9, 2003	/s/ D. B. Spiewak
Committee Member - Dave B. Spiewak

/s/ R. L. Hetrick
Committee Member -- Roger L. Hetrick

/s/ D. R. Zakos
Committee Member -- Dean R. Zakos